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                               July 10, 2023

       Yi Larson
       Chief Financial Officer
       LianBio
       103 Carnegie Center Drive, Suite 309
       Princeton, NJ 08540

                                                        Re: LianBio
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed March 28,
2023
                                                            File No. 001-40947

       Dear Yi Larson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Part 1
       Item 1. Business, page 8

   1. In future filings, please disclose prominently at the onset of Part I that you are not a
                                                        Chinese operating
company but a Cayman Islands holding company with operations conducted by your
subsidiaries.
       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       175

   2. You disclose on page 185 that you "monitor research and development expenses directly associated with (y)our
clinical assets at the program level to some degree, however, indirect costs
associated with clinical development and the balance of our research and development expenses
are not tracked at the program or candidate level." Further, it appears you have
experienced a significant increase in your CRO costs since the periods
 Yi Larson
LianBio
July 10, 2023
Page 2
         presented in your initial registration statement, such that separate disclosure is warranted at this point. For the portion of your CRO costs presented in your table on page 179 that you do track on a program or product candidate basis, revise your future filings to separately quantify those amounts by program or product candidate.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744 or Kevin Vaughn,
Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara, Staff Attorney, at
(202) 551-7349 or Joe McCann, Legal Branch Chief, with any other questions.



FirstName LastNameYi Larson                                     Sincerely,
Comapany NameLianBio
                                                                Division of
Corporation Finance
July 10, 2023 Page 2                                            Office of Life
Sciences
FirstName LastName